                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE TO/A

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            (NAME OF SUBJECT COMPANY)

                               NTS PROPERTIES III

                          A GEORGIA LIMITED PARTNERSHIP

                             AT $290.00 NET PER UNIT

                                       BY

               EQUITY RESOURCE LEXINGTON FUND LIMITED PARTNERSHIP,
                       A MASSACHUSETTS LIMITED PARTNERSHIP

                          EQUITY RESOURCES GROUP, INC.

                               EGGERT DAGBJARTSSON

                            LIMITED PARTNERSHIP UNITS

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                 14 Story Street
                               Cambridge, MA 02138
                                 (617) 876-4800


                            CALCULATION OF FILING FEE

==================================================================================================================
                         TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE
                                $734,280                                                $146.86
------------------------------------------------------------------------------------------------------------------
*        FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF 2,532 UNITS
         AT A PURCHASE PRICE OF $290.00 PER UNIT IN THE PARTNERSHIP.

[X]      CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING
         WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION
         STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.
------------------------------------------------------------------------------------------------------------------
AMOUNT PREVIOUSLY PAID:    $139.26                                FILING PARTY: LEXINGTON FUND LIMITED PARTNERSHIP

FORM OF REGISTRATION NO.:  SCHEDULE TO                            DATE FILED:   JULY 18, 2001
==================================================================================================================

                                 AMENDMENT NO. 1

       This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on July 18, 2001 (the "Schedule TO") by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (together, the "Purchaser") to purchase 2,532 units (the "Units") of limited partnership interests in NTS Properties III a Georgia limited partnership (the "Partnership"), at $290.00 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after July 18, 2001 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The information contained in the Offer to Purchase is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

       COVER PAGE AND ITEMS 1, 4, 7 AND 12

       The Cover Page and Items 1, 4, 7 and 12 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

         COVER PAGE

       The boxed paragraph of the cover page of the Offer to Purchase is amended in its entirety to read as follows:

            "THIS OFFER WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON AUGUST 30, 2001, UNLESS THE OFFER IS EXTENDED."

       ITEM 1--SUMMARY TERM SHEET

       The sixth question of the Summary Term Sheet is amended in its entirety to read as follows:

            "HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

            You will have at least until 12:00 midnight, Eastern Time, on August 30, 2001, to decide whether to tender your units in the offer. In addition, if we decide to extend the offering period, as described below, you will have an additional opportunity to tender your units. See "THE OFFER--Section 3--Procedures for Tendering Units." Because the Purchaser is offering to purchase less than 100% of all units of the Partnership, there will be no "subsequent offering period.""


       ITEM 1--SUMMARY TERM SHEET

       The twelfth question of the Summary Term Sheet is amended in its entirety to read as follows:

            "WHAT DOES THE PARTNERSHIP THINK OF THE OFFER?

            On July 23, 2001, NTS Properties Associates, the general partner of the Partnership, filed a Schedule 14D-9 with the Securities and Exchange Commission (the "SEC") indicating that, "neither the Partnership, NTS- Properties Associates, the Partnership's general partner (the "General Partner"), nor any affiliates of the Partnership or the General Partner intends to tender any Interests pursuant to the Third-Party Offer.""

       ITEM 4--TERMS OF THE TRANSACTION

       THE OFFER

       The first paragraph of Section 1--"Terms of the Offer" is amended in its entirety to read as follows:


            "Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for up to 2,532 Units that are validly tendered on or prior to the Expiration Date (as defined below). The term "Expiration Date" means 12:00 midnight, Eastern Time, on August 30, 2001, unless the Purchaser extends the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest date on which the Offer, as so extended by the Purchaser, shall expire."

       ITEM 4--TERMS OF THE TRANSACTION

         Item 4 is hereby amended by the following:

            The purchase price for the Units has been increased to $290 per Unit, net to the seller in cash, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after July 18, 2001, unless a limited partner was not entitled to receive that distribution.

       ITEM 7--SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Item 7 is hereby amended by the following:

            The total amount of funds necessary to purchase 2,532 Units, if tendered pursuant to the Offer has been increased to $734,300.

       ITEM 12--EXHIBITS

       Item 12 is hereby amended by adding the following exhibits, each of which is attached:

            (a)(5) Letter, dated August 16, 2001, from the Purchaser to the limited partners of the Partnership

            (a)(6)  Press Release dated August 16, 2001

                                   SIGNATURES

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2001       Equity Resource Lexington Fund Limited Partnership,
                             a Massachusetts limited partnership

                             By: /s/ EGGERT DAGBJARTSSON
                                ------------------------------------------------
                                Eggert Dagbjartsson
                                General Partner

                             Equity Resources Group, Inc.
                             A Massachusetts Corporation

                             By: /s/ EGGERT DAGBJARTSSON
                                ------------------------------------------------
                                Eggert Dagbjartsson
                                Executive Vice President

                             Eggert Dagbjartsson

                             By: /s/ EGGERT DAGBJARTSSON
                                ------------------------------------------------
                                Eggert Dagbjartsson
                                Eggert Dagbjartsson

                                  EXHIBIT INDEX

---------------------------------------------------------------------------------------------------------
EXHIBIT NO.                                                     DESCRIPTION
---------------------------------------------------------------------------------------------------------
(a)(1) -                         Offer to Purchase, dated July 18, 2001*
---------------------------------------------------------------------------------------------------------
(a)(2) -                         Transmittal letter, dated July 18, 2001*
---------------------------------------------------------------------------------------------------------
(a)(3) -                         Agreement of Sale*
---------------------------------------------------------------------------------------------------------
(a)(4)                           Summary Advertisement*
---------------------------------------------------------------------------------------------------------
(a)(5)--                         Letter, dated August 16, 2001, from the Purchaser to the limited partners of the Partnership
---------------------------------------------------------------------------------------------------------
(a)(6)--                         Press release, dated August 16, 2001
---------------------------------------------------------------------------------------------------------
(b) -                            Not applicable.
---------------------------------------------------------------------------------------------------------
(c) -                            Not applicable.
---------------------------------------------------------------------------------------------------------
(d)(1)-                          Not applicable.
---------------------------------------------------------------------------------------------------------
(e) -                            Not applicable.
---------------------------------------------------------------------------------------------------------
(f) -                            Not applicable.
---------------------------------------------------------------------------------------------------------
(g)                              Not applicable
---------------------------------------------------------------------------------------------------------
(h)                              Not applicable.
---------------------------------------------------------------------------------------------------------

*  Previously filed